CUMULATIVE SUPPLEMENT	FILED PURSUANT TO RULE 424(b)(3)
TO PROSPECTUS DATED MAY 13, 2016	REGISTRATION NO. 333-199237

$85,000,000

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

CLASS 1 PROMISSORY NOTES

______________________

This Supplement relates to the sale by MINISTRY PARTNERS INVESTMENT COMPANY, LLC of its Class 1 Notes.

This Supplement should be read in conjunction with the prospectus dated May 13, 2016. The prospectus is not complete without this Supplement and this Supplement should not be used other than with the prospectus.  This Supplement is cumulative and all prior supplements should be disregarded. The terms and conditions of the Offering and the Class 1 Notes are set forth in the prospectus as revised by this Supplement.

REORGANIZATION OF SENIOR MANAGEMENT TEAM

On August 29, 2016, the Board of Managers of Ministry Partners Investment Company, LLC (the “Company”) approved a reorganization of the duties and responsibilities of its senior management team in an effort to reduce operating expenses, improve the Company’s efficiency and profitability of its core operations and to position the Company for future growth.  As part of the management change, the Company’s Senior Vice President and Chief Financial Officer position was eliminated effective as of August 31, 2016.  Susan B. Reilly commenced her employment with the Company on December 1, 2007 and had served as the Company’s Senior Vice President and Chief Financial Officer.  Ms. Reilly’s separation from service was not prompted by any performance, regulatory or disciplinary issues and was not related to the Company’s financial statements or other reporting requirements.

As part of the management reorganization plan approved by the Board of Managers, Daniel A. Flude, who previously served as the Company’s Controller, assumed additional responsibilities for the Company and was appointed as Vice President of Finance and the Company’s Principal Accounting Officer effective as of August 31, 2016.  Mr. Flude joined the Company on March 10, 2008 and has been a key member of the Company’s finance and accounting leadership team during his tenure. Most recently, Mr. Flude served as the Company’s Controller. Mr. Flude received a Bachelor of Science in accounting from the University of Oregon and is a certified public accountant. He also maintains his FINRA Series 28 and 99 securities registrations.

As part of its senior management reorganization, the Company also appointed Mr. William M. Crammer III to serve as Vice President of Administration effective as of August 31, 2016. Mr. Crammer previously served as the Company’s Manager of Loan Participations and has been with the Company since May 13, 2013. Mr. Crammer will assume responsibility for the Company’s loan processing and servicing functions, human resources, risk management and facilitating the Company’s information technology program.

CHANGES IN CREDIT FACILITY ARRANGEMENTS

On November 4, 2011, Ministry Partners Investment Company, LLC and the National Credit Union Administration Board As Liquidating Agent of Members United Corporate Federal Credit Union (“Lender”) entered into an $87.3 million credit facility refinancing transaction (the “MU Credit Facility”).  On that same date, the Company executed that certain Promissory Note in the principal amount of $87,325,304.24, payable to the Lender (the “MU Credit Facility Note”).  Effective as of November 30, 2016, the Lender and the Company entered into an Amendment and Modification of Promissory Note which replaces and supersedes the original MU Credit Facility Note (the “Amended MU Credit Facility Note”).

Under the terms of the Amended MU Credit Facility Note:

(i) the Company has agreed to pay Lender one hundred nineteen (119) consecutive monthly payments of principal and interest in the amount of four hundred fifty thousand four hundred fifty and 53/100ths dollars ($450,450.53) commencing on November 30, 2016 and continuing on the last calendar day of each calendar month thereafter;

(ii)the Company has agreed to pay Lender one final payment of the outstanding principal balance of this note, including all accrued and unpaid interest, on the earliest to occur of the acceleration of the indebtedness pursuant to the terms of the Loan Documents or November 1, 2026;

(iii)except as expressly modified by the Amended MU Credit Facility Note, the Loan Documents previously entered into and amended from time to time are ratified and confirmed and continue in full force and effect; and

(iv)as of November 30, 2016, the outstanding principal balance of the Amended MU Credit Facility Note is approximately $67.7 million.

On November 4, 2011, the Company and the National Credit Union Administration Board As Liquidating Agent of Western Corporate Federal Credit Union (previously herein defined as “Lender”) entered into a $23.5 million credit facility refinancing transaction (the “WesCorp Credit Facility Extension”).  On that same date, the Company executed that certain Promissory Note in the principal amount of twenty three million five hundred thirty one and 41/100ths dollars ($23,522,931.41) payable to the Lender (the “WesCorp Credit Facility Note”).  Effective as of November 30, 2016, the Lender and the Company entered into an Amendment and Modification of Promissory Note which replaces and supersedes the original WesCorp Credit Facility Note (the “Amended WesCorp Credit Facility Note”).

Under the terms of the Amended WesCorp Credit Facility Note:

(i) the Company has agreed to pay Lender one hundred nineteen (119) consecutive monthly payments of principal and interest in the amount of one hundred twenty eight thousand eight hundred ninety six and 45/100ths dollars ($128,896.45) commencing on November 30, 2016 and continuing on the last calendar day of each calendar month thereafter;

(ii)the Company has agreed to pay Lender one final payment of the outstanding principal balance of the Amended WesCorp Note, including all accrued and unpaid interest, on the earliest to occur of the acceleration of the indebtedness pursuant to the terms of the Loan Documents or November 1, 2026;

(iii)except as expressly modified by the Amended WesCorp Credit Facility Note, the Loan Documents previously entered into and amended from time to time are ratified and confirmed and continue in full force and effect; and

(iv)as of November 30, 2016, the outstanding principal balance of the Amended WesCorp Credit Facility Note is approximately $19.4 million.

Both the MU Credit Facility and WesCorp Credit Facility Extension are secured by certain of the Company’s mortgage loans previously held as collateral under the CUSO Line of Credit Facility Note and Security Agreement and the Loan and Security Agreement that the Company entered into with Members United Corporate Federal Credit Union and Western Corporate Federal Credit Union, respectively.

_____________________________

The date of this prospectus supplement is January 19, 2017.